STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement") is entered into and made effective as of November 23, 2009, by and between TGR Energy, LLC ("Seller"), and Dune Capital Group ("Buyer").

1. Sale of Shares; Purchase Price; Delivery of Shares. Seller hereby sells to Buyer, and Buyer hereby purchases from Seller, Five Million (5,000,000) shares of common stock, par value $0.001 per share (the "Shares"), issued by TOT Energy, Inc. (OTC:TOTY) (the "Company"), now held by Seller, standing in Seller's name on the books of the Company, for a purchase price of $0.10 per share and an aggregate purchase price of $500,000 (the "Purchase Price"). The Purchase Price shall be paid on or before April 1, 2010 in increments of $50,000 in immediately available funds. The Shares will be delivered to the Buyer via international courier within 10 business days from the date the Purchase Price is received for each incremental purchase. The Shares shall bear a restrictive legend on each share certificate acknowledging that the Shares may not be sold for a period of one (1) year from the date of each transfer.

2. Representations and Warranties.

(a) To induce Buyer to enter into this Agreement, Seller hereby represents and warrants to Buyer that (i) it has the legal right, power and authority to enter into this Agreement and perform its obligations hereunder; (ii) this Agreement has been duly executed by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms; (iii) it owns the Shares beneficially and of record, free and clear of all liens, claims, preemptive rights, pledges, charges, commitments, conditions, restrictions, encumbrances, proxies or voting or other agreements (collectively, "Liens"); and (iv) Buyer is hereby acquiring good and valid title to the Shares, free and clear of all Liens other than a restriction on transfer of the Shares for a period of one (1) year from the date of transfer.

(b) To induce Seller to enter into this Agreement, Buyer hereby represents and warrants to Seller that (i) it has the legal right, power and authority to enter into this Agreement and perform its obligations hereunder; (ii) this Agreement has been duly executed by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms; (iii) it has received a copy of the most current prospectus available on www.sec.gov relating to the Company and the Shares; (iv) it is an "accredited investor" (as that term is defined in Rule 501 promulgated under the Securities Exchange Act of 1933, as amended); (v) the Shares are being purchased by Seller for investment and not for resale, distribution or fractionalization in whole or in part; (vi) the funds used by Seller to purchase the Shares are derived from legal sources; (vii) the sale of the Shares by Buyer to Seller will not violate any applicable anti-money laundering and anti-terrorist laws and regulations of the United States or any other jurisdiction; (viii) the Seller will not take a short position in the Shares or allow the Shares to be used by any other party as part of a transaction to short the Shares.

3. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, shall be governed by and construed in accordance with the laws of the State of Florida, and may not be amended except in writing.

4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

SELLER

TGR ENERGY, LLC

By: Zoi
Name: Mike Zoi
Title: President

BUYER

DUNE CAPITAL GROUP

By: FKatz
Name: Fay Katz
Title: MBR